UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ARRIVAL

Full Name of Registrant

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number)

L-1275 Howald

Grand Duchy of Luxembourg

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Arrival (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”). The Company will not, without unreasonable effort and expense, be able to file its Form 20-F within the prescribed time period as the Company requires additional time to compile the necessary disclosure and financial information to complete the Form 20-F filing, including management’s assessment of the Company’s internal control over financial reporting as of December 31, 2022. Such delay results in part from the diversion of the attention of management and other personnel responsible for the preparation of the Form 20-F to fundraising and business combination transactions. As a result of the Company’s delay, KPMG LLP, the Company’s independent registered public accounting firm, will also need additional time to complete its audit procedures.

Based upon currently available information, the Company expects to report one or more material weaknesses in its internal controls and expects its internal control over financial reporting will be ineffective as of December 31, 2022. Furthermore, as previously reported, management anticipates that it will be disclosing in the Form 20-F that the Company’s liquidity condition raises significant doubt over the Company’s ability to continue as a going concern for at least twelve months from the expected issuance date of the Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeffrey Cohen	(212)	903-9014
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in its results of operations for the twelve-month period ended December 31, 2022, as compared to the twelve-month period ended December 31, 2021 as a result of the previously announced restructuring activities. Specifically, the Company anticipates reporting higher losses and adjusted EBITDA losses than reported for the twelve-month period ended December 31, 2021, with cash and cash equivalents unchanged from reported levels. A reasonable estimate of the results of operations could not be made as of the current date as the Company is still compiling its necessary disclosure and financial information, and KPMG LLP, the Company’s independent registered accounting firm, will need additional time to complete its audit procedures.

ARRIVAL

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 1, 2023	By:	/s/ John Wozniak
John Wozniak Chief Financial Officer